[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

July 27, 2007

VIA EDGAR

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Bradford Bancorp, Inc.
Form S-1
Filed on June 13, 2007
File Number 333-143696

Dear Mr. Friar:

On behalf of Bradford Bancorp, Inc. (“Bradford Bancorp” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on June 13, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 13, 2007.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments.  The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”).  A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with the courtesy copies of this filing delivered to the SEC Staff.

Conversion Prospectus

The Companies, page 1

Comment No. 1:

Please consider deleting the reference to Bradford Bank MHC and Bradford Mid-Tier Company in the summary. The summary should contain only the most essential information for an understanding of the transaction, and it does not appear to us that these two references rise to that level. In this connection, the chart you provide on page 3 introduces parties that you do not discuss anywhere else in the filing, does not appear warranted in the summary and may actually be confusing. Please consider deleting the chart and beginning this section with a simple textual

Mr. William Friar
July 27, 2007

description of the bank and holding company structure after the offering or if you have a chart, display it in a more basic form.

Response to Comment No. 1:

The requested changes have been made.  See pages 1 and 3.

Recently Completed Acquisitions, page 2

Comment No. 2:

For the Valley and American Bank acquisitions, please disclose their costs.

Response to Comment No. 2:

The requested changes have been made.  See page 2.

How We Determined the Offering Range, page 4

Comment No. 3:

Please briefly identify the peer group characteristics. Note also for the companies listed on page 6.

Response to Comment No. 3:

The requested changes have been made.  See pages 5 and 6.  Pursuant to discussion with SEC Staff, the “After-Market Performance” table has been revised to clarify that the listed companies represent all full mutual-to-stock-conversions completed during the time period presented.

Persons Who Can Order Stock…, page 9

Comment No. 4:

Reference is made to the bullet points in category 4. Please clarify these bullet points. It appears to read that the only eligible borrower in bullet point one for example, would be a borrower who took out a 25 year or 30 year mortgage, more than 20 years ago, and for which Bradford Bank is still the mortgage holder. If this is the case, then strengthen the disclosure so it is absolutely clear that this is a very limited class of potential purchasers.

Response to Comment No. 4:

The requested changes have been made.  See page 10.

Mr. William Friar
July 27, 2007

How We Will Use the Proceeds…, page 12

Comment No. 5:

Please disclose whether or not the bank has any plans or understandings to open new branches and if they do, the anticipated cost to open a typical branch.

Response to Comment No. 5:

The requested changes have been made.  See page 13.

The Contribution of shares…, page 20

Comment No. 6:

In the second paragraph, please better explain why in the first paragraph you disclose $1.8 million as the net impact then $2.3 million in the second paragraph.

Response to Comment No. 6:

The foundation related risk factors have been revised to eliminate confusion regarding the reduction to net earnings resulting from the contribution to the foundation.  See page 21.  In addition, the dilution related risk factors, including the risk factor relating to the dilution resulting from the contribution to the foundation, have been combined in response to OTS comment.  See page 20.

Selected Consolidated Financial and Other Data of Bradford Bank MHC, page 27

Comment No. 7:

Please revise this section to describe in a footnote the effects that the acquisition of Valley Bancorp in January 2007 and the $940,000 provision for loan losses in 2006, have had on the comparability of the selected annual and interim historical financial data of the Company.  Refer to Instruction 2 to Item 301 of Regulation S-K.

Response to Comment No. 7:

The requested changes have been made.  See page 24.  Also see response to Comment No. 8.

Comment No. 8:

Provide a cross reference to the discussion of the reasons for material changes in financial position and operating results for the most recent two fiscal years and interim period that are described in the Management Discussion and Analysis.

Response to Comment No. 8:

The requested changes have been made.  See page 24.

Mr. William Friar
July 27, 2007

Use of Proceeds, page 28

Comment No. 9:

We refer to the “Proceeds used to repay the Bankers Bank Loan for $3 million recording in the “Use of Proceeds” table.  Please disclose in a footnote to the table the nature of the loan.  Refer to the “Borrowings” section on page 74 that states this loan from The Bankers Bank was to provide a capital contribution to Bradford Bank to facilitate the acquisition of Valley Bancorp in January 2007.

Response to Comment No. 9:

The requested changes have been made.  See page 42.

Comment No. 10:

Please revise footnote (2) to explain the nature of the restructuring costs or provide a reference to additional disclosure elsewhere in the filing.

Response to Comment No. 10:

The requested changes have been made.  See page 42.

Comment No. 11:

We refer to the second paragraph on page 28 that states Bradford Bancorp will also use a portion of the proceeds to make payments on the $5 million junior subordinated debentures assumed in the merger with Patapsco.  Please revise this paragraph to state where you have included as a use of proceeds the $5 million to be used to pay this debt related to the Patapsco merger.

Response to Comment No. 11:

As discussed with SEC Staff, this sentence has been revised to clarify that the funds will be used to make quarterly interest payments on the debentures and not to pay down this debt.  See page 43.  As reflected in note 7 to the consolidated financial statements of Patapsco Bancorp, the debentures mature December 31, 2035 and are not redeemable until October 31, 2010.

Capitalization, page 31

Comment No. 12:

Please revise to disclose the ratio of equity-to-assets for each range of capitalization and explain in a footnote how the ratio was calculated.

Response to Comment No. 12:

The requested changes have been made.  See page 45.

Mr. William Friar
July 27, 2007

Comment No. 13:

We refer to the column titled “Offering adjustments at minimum of offering range.”  Please tell us and state in a footnote the nature of each of these adjustments.  Explain why there are no similar tabular presentations for offering adjustments at the midpoint and maximum offering range points.

Response to Comment No. 13:

The requested changes have been made.  See page 46.

Comment No. 14:

Please provide a footnote to briefly explain the nature of the adjustments included in the “Merger Agreements” column and provide a cross reference to the detailed explanations in the “Pro Forma Data” section.

Response to Comment No 14:

The requested changes have been made.  See page 46.

Regulatory Capital Compliance, page 33

Comment No. 15:

We refer to footnote (4) regarding the reconciliation of capital adjustment for Bradford Bank. Please describe in this footnote:

•                                          The nature of the adjustment for $1.098 million related to the “Senator Bank and Golden Prague Federal” line item.

•                                          The nature of the “Increase in disallowed intangible assets” and the “Increase in disallowed assets” for $32.4 million and $121,000 that were reduced from GAAP capital in order to arrive at the increase in Tier 1 capital.

Response to Comment No. 15:

The requested changes have been made.  See page 48.  The $1.098 million adjustment line item has been deleted.

Pro Forma Data, page 34

Comment No. 16:

Please revise the reference in the first paragraph to the three months ended March 31, 2007 for Patapsco to read nine-months considering the annual financial statements of Patapsco are for the fiscal year ended June 30, 2006.

Mr. William Friar
July 27, 2007

Response to Comment No. 16:

As discussed with SEC Staff, the reference to three months ended March 31, 2007 is correct since the pro forma data is reflecting identical time periods for both Bradford Bancorp and Patapsco Bancorp.  In addition, as discussed with SEC Staff, the pro forma tables at and for the year ended December 31, 2006 have been revised to reflect the historical information for Patapsco at and for the twelve months ended December 31, 2006.  See Pro Forma Data beginning on page 49.

Comment No. 17:

Please revise Note (3) on page 34 to state the estimated life of the core deposit intangible and how it was determined.

Response to Comment No. 17:

The requested changes have been made.  See page 50.

Comment No. 18:

Disclose in a footnote the methodology for determining impairments to goodwill and core deposit intangibles which account for $29 million or 64% of the purchase price allocation.

Response to Comment No. 18:

The requested changes have been made.  See page 50.

Comment No. 19:

Please consider providing an index in the forepart of your “Pro Forma Data” section to reference the significant number of pro forma balance sheets as of March 31, 2007 and December 31, 2006 for the minimum and maximum offering ranges and the pro forma income statements for the period ended March 31, 2007 for the minimum and maximum offering ranges.

Response to Comment No. 19:

The requested changes have been made.  See page 49.

Comment No. 20:

State in a footnote how the allowance for loan losses in the financial statements of the acquisitions of Patapsco Bancorp, Senator Bank and Golden Prague will be accounted for in the pro forma financial statements taking into consideration the requirements of SOP 03-3 which does not permit the carrying-over of the allowance for loan losses under its scope.

Response to Comment No. 20:

The requested changes have been made.  See Pro Forma Data footnotes beginning on page 52.

Mr. William Friar
July 27, 2007

Comment No. 21:

Where appropriate, please very briefly describe the regulatory basis for not recording a purchase price for the acquisition of Golden Prague and Senator Bank.

Response to Comment No. 21:

The requested changes have been made.  See page 49.

March 31, 2007 Pro Forma Balance Sheet — Minimum of Offering Range, page 37

Comment No. 22:

We refer to the Employee stock ownership plan for $2.401 million included in the Stockholders’ Equity section of the “Patapsco Bancorp Historical” column. Please revise the pro forma disclosure in the registration statement as follows:

•                                          Revise the Stockholders’ Equity section in the “Patapsco Bancorp Historical” column to present the ESOP shares subject to a put option as temporary equity outside of Stockholders’ Equity as required by ASR 268. Refer to Note 11, “Benefit Plans, Employee Stock Ownership Plan”, on page F-69 that states the current fair market value of the ESOP shares with a Put Option is included in temporary equity in accordance with SEC ASR No. 268.

•                                          Revise the pro forma balance sheet as of March 31, 2007 for the maximum offering range and the pro forma balances sheets as of December 31, 2006 for the minimum and maximum offering ranges to present the ESOP shares subject to a put option as temporary capital outside of Stockholders’ Equity.

•                                          Revise in similar fashion the stockholders’ equity sections in the pro forma financial condition information that appears throughout the registration statement, including but not limited to the “Summary Selected Pro Forma Condensed Consolidated Financial Data” on page 27; the “Capitalization” section on page 31 and the “Regulatory Capital Compliance” section on page 33 and the Pro Forma Conversion Data on page 58.

Response to Comment No. 22:

The requested changes regarding historical presentation of the put option have been revised as requested.  See Pro Forma Data tables and footnotes beginning on page 52.  In addition, footnote disclosure has been added to disclose that the Patapsco Bancorp ESOP shares will receive merger consideration in the same manner as other common shares.  Upon completion of the offering and merger, Bradford Bancorp will have no ESOP shares subject to the put option so no temporary equity account is required for the Company.  See also response to Comment No. 25.

Comment No. 23:

We refer to footnote (15) on page 39 which states that the core deposit intangible is amortized on an accelerated basis of 7.6 years. Please revise the footnote to state the basis used to

Mr. William Friar
July 27, 2007

determine the amortization period and clarify what you mean when you state that they are being amortized on an accelerated basis. Provide similar revisions to the same number footnotes for the pro forma balance sheets at the other price ranges.

Response to Comment No. 23:

The requested changes have been made.  See Pro Forma Data footnotes beginning on page 50.

Comment No. 24:

We refer to footnote (22) on page 40 that describes the one time restructuring expenses totaling $445,000 and their related tax effects. Please revise this footnote to clearly indicate that these non recurring charges were not considered in the pro forma income statements. Refer to Rule 11(b)(5) of Regulation S-X.

Response to Comment No. 24:

The requested changes have been made.  See Pro Forma Data footnotes beginning on page 56.

Comment No. 25:

Tell us the authoritative accounting basis you relied on in pro forma adjustment (23) on page 40 for the elimination of the capital accounts of Patapsco Bancorp, to eliminate the temporary equity account related to the ESOP shares subject to a put option considering these shares are not a part of the permanent capital of Patapsco Bancorp.

Response to Comment No. 25:

The requested changes have been made.  See Pro Forma Data footnotes beginning on page 56.  See also response to Comment No. 22.

Pro Forma Conversion Data, page 58

Comment No. 26:

We refer to the computations in the first section on page 60 to determine the “Pro forma value including foundation shares.”  Please tell us and provide in a note to this section the following information:

•                                          Include a description of what is “Pro forma value” and why this information is useful to investors.

•                                          State the basis for adding the $21.724 million fair value of the 2.172 million shares that will be issued to Patapsco Bancorp shareholders considering the gross offering proceeds already include the value of these shares as part of the shares issued by the Company to determine the estimated gross offering proceeds.

Mr. William Friar
July 27, 2007

Response to Comment No. 26:

The $21.724 million fair value of the shares issued to Patapsco Bancorp stockholders is not included in the $70.0 million gross offering proceeds (at the minimum).  In the tables on pages 80 and 84, the fair value of the shares issued to Patapsco Bancorp is included in the “historical combined including merger adjustments” line items in the calculation of pro forma stockholders’ equity.  The gross proceeds, representing the proceeds from the subscription and community offerings, is added to the historical combined figures in the calculation of pro forma stockholders’ equity.

Business of Bradford Bancorp, page 67

Financial Services, page 74

Comment No. 27:

We refer to the partnership with Securities America, Inc., a registered broker dealer through which you receive a portion of the commissions from sales to customers. If material, please revise the financial statements of Bradford Bancorp to disclose the following information:

•                                          The accounting policies regarding the partnership and the allocation of revenues and expenses between partners.

•                                          The terms of the partnership agreement including your relative interest and the basis for allocating revenues between partners;

•                                          The revenues recorded from your interest in the partnership and related revenue recognition policies.

Response to Comment No. 27:

The disclosure regarding Bradford Bancorp’s relationship with Securities America, Inc. has been revised, since a true partnership relationship does not exist.  Disclosure regarding revenue generated from our non-deposit products has also been provided.  See page 96.

Deposits, page 82

Comment No. 28:

Please revise this section to state for each annual and interim period the average dollar amount and average rate paid on each of the various deposit categories. Refer to Section V.A of Industry Guide 3.

Response to Comment No. 28:

As discussed with SEC Staff, the average balances and average rates paid on deposits is set forth in the Average Balance Tables on pages 111 and 112.

Mr. William Friar
July 27, 2007

Management’s Discussion and Analysis of Bradford Bancorp, page 75

Credit Risk Management, page 93

Analysis Nonperforming and Classified Assets, page 93

Comment No. 29:

We refer to the nonperforming commercial real estate loans totaling $627,000 and $641,000, equal to 59% and 67% of total non-performing loans as December 31, 2006 and March 31, 2007, respectively. Please revise this section to discuss in greater detail:

•                                          If the same group of commercial loans were nonperforming at the end of each fiscal period and if so, how they were considered in determining the allowance for loan losses at the end of each fiscal period; and

•                                          The extent to which these nonperforming loans are collateralized and the nature of the collateral.

Response to Comment No. 29:

The requested changes have been made.  See page 116.

Comment No. 30:

We refer to the table of classified assets on page 94 that states Special mention loans, including $5 million of ADC loans, were $10.837 million as of March 31, 2007 and $10.668 million as of December 31, 2006. Assuming they are the same group of loans for these fiscal periods, please tell us and revise this section to discuss:

•                                          The analysis performed by management to conclude that these loans continue to be Special mention loans as of March 31, 2007 and are not classifiable as higher credit risks such as Substandard or Doubtful for consideration in the allowance for loan losses.

•                                          The nature and extent of collateralization of these loans to minimize credit risk.

•                                          The expected basis of repayment for the ADC loans if repayment is based on expected sales after completion of the project.

•                                          The updated current repayment status of these loans as of the most recent interim period.

Response to Comment No. 30:

The requested changes have been made.  See page 117.

Mr. William Friar
July 27, 2007

Comment No. 31:

We refer to the Substandard assets as of March 31, 2007 totaling $4.588 million as compared to $997,000 as of December 31, 2006. Please revise this section to discuss:

•                                          the nature and credit risk characteristics of these loans, including the repayment terms of any ADC loans,

•                                          the nature and extent of collateralization;

•                                          any recent changes in their collection status that would require additional increase to the allowance for loan losses.

Response to Comment No. 31:

The requested changes have been made.  See page 117.

“Loan Delinquencies,” page 94

Comment No. 32:

Please tell us and discuss in this section if there have been any material subsequent changes in the collection status of the ADC loans for $6.6 million that was 30 to 59 days past due as of March 31, 2007.

Response to Comment No. 32:

The requested changes have been made.  See page 118.

Analysis and Determination of the Allowance for Loan Losses, page 95

Comment No. 33:

We refer to the analysis of the allowance for loan losses on page 98 that shows an increase in the allowance for loan losses of $262,000 during the three months ended March 31, 2007 due to the acquisition of Valley Bancorp in January 2007. Please tell us and revise this section to discuss:

•                                          How you considered that the allowance for loan losses acquired from Valley Bancorp does not meet the requirements of SOP 03-3 which prohibits the “carrying over” of valuation allowance for loan losses acquired in a transfer that are within its scope.

•                                          Revise Note 2, “Acquisition of Valley Bancorp, Inc. (Unaudited) on page F-16 of the Bradford Bank MHC financial statements to provide similar disclosure including the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

Mr. William Friar
July 27, 2007

Response to Comment No. 33:

Bradford Bancorp has modified the discussion and disclosures regarding the allowance for loan losses associated with the Valley Bancorp acquisition. See page 120 and Note 2 to the Company’s financial statements on page F-16.  Specifically, it is disclosed that the loans acquired in the Valley Bancorp transaction are not within the scope of SOP 03-3.  The Company believes that assertion is supported, in part, by the fact that no loans were classified as impaired in the September 30, 2006 audited financial statements of Valley Bancorp. The Company’s analysis indicates that a significant deterioration in asset quality did not occur subsequent to that date and up to the date of acquisition of Valley Bancorp by the Company.

Market Area, page 102

Comment No. 34:

Please quantify this section for population trends, income and any other material information needed to access the economic conditions of the market area.

Response to Comment No. 34:

The requested changes have been made.  See page 125.

How We Determined the Offering Range…, page 172

Comment No. 35:

If any projections were provided to RP Financial, please disclose this. Also, if any projections crossed between Patapsco and Bradford, please disclose this information where appropriate in the acquisition cover materials.

Response to Comment No. 35:

The requested changes have been made.  See page 195 of the prospectus and the new Financial Forecasts section on page 26 of the merger proxy statement.

Comment No. 36:

Please disclose any other revenue received by RP Financial and its affiliates from Bradford and its affiliates during the past two years or disclose that there was none. Note also for the firm providing the fairness opinion and Patapsco.

Response to Comment No. 36:

The requested changes have been made.  See page 195 of the prospectus and page 26 of the merger proxy statement.

Consolidated Financial Statements of Bradford Bank MHC, page F-1

Consolidated Statements of Financial Condition as of March 31, 2007 (unaudited) and December 31, 2006 and 2005, page F-3

Mr. William Friar
July 27, 2007

Note 1, Significant Accounting Policies, page F-7

Comment No. 37:

We note the Company has wholly-owned subsidiaries that provide financial and titling services. In addition we note the following disclosure:

•                                          The “Subsidiaries” section on page 75 states the Company acquired GP Service Corporation in connection with the merger with Golden Prague that holds real estate acquired in foreclosure.

•                                          The first paragraph on page 79 states the Company acquired a book of term-life insurance policies on which you receive commissions.

In this regard, please provide the following information:

•                                          Tell us and revise the note to state how you considered the requirements of SFAS 131 regarding providing segment information for reportable segments that comply with the aggregation criteria and quantitative thresholds in paragraphs 17 and 8 of SFAS 131.

•                                          Disclose in Note 18, “Subsequent Events, Business Combinations and Conversion” on page F-42 the terms and cost of the acquisition of GP Service Corporation and how it was recorded in accordance with SFAS 141.

•                                          Tell us and disclose the total dollar amount of real estate acquired in foreclosure and discuss in Management’s Discussion and Analysis how this acquisition will affect the credit risk characteristics of the Company.

•                                          Tell us and state where the acquisition of GP Service Corporation is recorded in the pro forma balance sheets and income statements in the “Pro Forma Data” section on page 34.

Response to Comment No. 37:

The Company has modified the discussion on pages 97 and 115 to clarify the ownership structure of GP Service Corporation and the significance of its real estate holdings and operational activity.  The Company has also revised Note 1. Significant Accounting Policies on page F-13 to address its consideration of the application of SFAS 131.

Regarding the Staff’s request for additional disclosure in Note 18 regarding the acquisition of GP Service Corporation, which was a wholly owned subsidiary of Golden Prague, the Company respectfully submits that the value of GP Service Corporation is not material to warrant such disclosure. Additionally, the Company believes that the modified discussion on pages 97 and 115 quantifies the value of real estate held by GP Service Corporation.

Golden Prague’s investment in its wholly owned subsidiary, GP Service Corporation, is included in the line item “Other Assets” on the pro forma balance sheets.

Mr. William Friar
July 27, 2007

Note 2, Acquisition of Valley Bancorp, Inc. (Unaudited), page F-16

Comment No. 38:

We refer to the 10 year amortization period for the core deposit intangibles acquired in this acquisition. Please tell us and revise this note to include the following information:

•                                          Discuss how the ten year amortization period was determined and why it is significantly greater than the seven year period of amortization for core deposit intangibles stated in Note 1, Intangible Assets, on page F-11.

•                                          Disclose the accelerated amortization method used to amortize the core deposit intangibles.

Response to Comment No. 38:

The requested changes have been made.  See page F-12.

Note 5, Loans Receivable, page F-21

Comment No. 39:

We refer to the Acquisition, development and construction loans (ADC loans) totaling $75.6 million and $71.4 million as of March 31, 2007 and December 31, 2006 respectively. We also note the following disclosures regarding ADC loans:

•                                          The risk factor titled: “High loan-to-value rations on a significant portion of our acquisition, development and construction portfolio expose us to greater risk of loss” on page 15, states ADC loans are secured by loans on properties in which the borrowers have little or no equity, or high loan-to-value ratios.

•                                          The “Acquisition, Development and Construction Loans” section on page 70 states as of March 31, 2007 the largest ADC loan for $1.9 million was classified as substandard and for which Bradford Bank had engaged an auction firm to assist in the sale of the completed condominium project that related to the loan.

•                                          The “Acquisition, Development and Construction Loans” section on page 72 states that this type of lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest.

Please tell us and revise this footnote to disclose the extent to which the Company participates in the expected residual profits and shares in the risks and rewards of these ADC loans. Consider in your response the requirements of the following accounting literature:

•                                          Exhibit 1 of the AICPA Practice Bulletin 1, “ADC Arrangement” that describes the characteristics of these arrangements that in economic substance are either investments in real estate that should be accounted for in accordance with SFAS 66

Mr. William Friar
July 27, 2007

and 67 or joint ventures which should be recorded in accordance with SOP 78-9 and SFAS 34 as amended by SFAS 58.

•                                          SAB No. 71 and 71A regarding the filing of financial statements of operating properties securing mortgage loans that have the characteristics of real estate investments or joint ventures or where investment risks exist under rule 3-13 of Regulation S-X.

•                                          EITF 84-4 regarding the circumstances in which an ADC loans should be accounted for as a loan, an investment or a joint venture.

•                                          FIN46R which may include for consolidation as a variable interest entity structures that are used to facilitate ADC loans.

Response to Comment No. 39

The Company has revised the disclosures on pages 15 and 92 and in Note 1. Significant Accounting Policies on page F-9 to give clarification that the Company’s lending activity for acquisition, development and construction loans are common debt obligations of the borrowers and does not involve our participation in residual profits or losses or involve equity positions through partnerships, joint ventures or other similar structures.

Note 18, Subsequent Events, Business Combinations and Conversion, page F-42

Comment No. 40:

We refer to the agreement to merge with the mutual institutions Golden Prague Federal Savings and Loan Association and Senator Bank that are expected to close in June 2007. We also refer to the following related disclosure in the “Pro Forma Data” section on pages 34 to 57:

•                                          The third paragraph on page 35 states that the March 31, 2007 and December 31, 2006 pro forma balance sheets include the estimated purchase accounting and merger adjustments related to these two mergers.

•                                          The application of purchase accounting to these two mergers is disclosed in footnotes (1) to the various pro forma balance sheets as of March 31, 2007 and December 31, 2006 at the minimum and maximum offering ranges and in footnotes (1) to the various income statements for the three months ended March 31, 2007 and the year ended December 31, 2007 at the minimum and maximum offering ranges.

Please revise the notes to the financial statements as of March 31, 2007 and the pro forma financial statements as well as all related disclosure throughout the filing to record the mergers of these two mutual institutions on a “similar to a pooling of interests” basis. Refer to paragraph 60 of SFAS 141 that scopes out the combination of two or more mutual enterprises from the purchase accounting requirements of SFAS 141 until interpretive guidance related to these transactions is issued by the FASB.

Mr. William Friar
July 27, 2007

Response to Comment No. 40:

As discussed with SEC Staff, the Company previously responded to this comment by letter dated July 19, 2007.

Comment No. 41:

Please provide us with the results of the significancy tests under Rule 3-05(b) of Regulation S-X and SAB 80 that you used to determine that no audited financial statements were required to be filed with respect to the acquisitions of Senator Bank and Golden Prague. Consider in your response the following information:

•                                          Footnote (1) of the “March 31, 2007 Pro Forma Income Statements, Minimum of Offering Range” section on page 50 shows a combined net loss totaling $316,000 of Senator Bank and Golden Prague as compared to net income of $364,000 of the company for that period.

•                                          Footnote (1) on page 54 shows the combined net loss of both acquisitions as of January 31, 2007 was $1.079 million as compared to net income of $1.670 million of the Company as of December 31, 2006.

Response to Comment No. 41:

The three significancy tests for Golden Prague and Senator Bank, based on the comparison of the most recent annual financial statements of each business (in accordance with Rule 3-05(b)(3)), are set forth below.  As indicated, none exceeded the 20% threshold.  The Company respectfully submits that SAB 80 does not apply as its purpose is to provide “relief” from the requirement to include separate financial statements of acquired entities to “businesses that have been built by the aggregation of discrete businesses that remain substantially intact after acquisition” such as “nursing homes, hospitals or cable TV systems.”  See SAB 80.

Golden Prague
–	investment test – $1,800,373/$472,923,176	=	0.38%
–	asset test – $28,498,291/$472,923,176	=	6.03%
–	income before taxes test – $438,298*/$2,322,927	=	18.87%

Senator Bank
–	investment test – $1,365,066/$472,923,176	=	0.29%
–	asset test – $21,103,302/$472,923,176	=	4.46%
–	income before taxes test – $29,802*/$2,322,927	=	1.28%

*                    Absolute value of loss.

Consolidated Financial Statements of Patapsco Bancorp, Inc., page F-44

Consolidated Statements of Financial Corporation as of March 31, 2007 (unaudited) and December 31, 2006 and 2005, page F-45

Mr. William Friar
July 27, 2007

Comment No. 42:

We refer to Note 11, “Benefit Plans, Employee Stock Ownership Plan”, on page F-69 that states Patapsco has an ESOP for its employees whose shares include a Put Option that requires them to repurchase the shares at their fair market value on the exercise date. The current fair market value is included in temporary equity in accordance with SEC ASR No. 268. We note that the exclusion of temporary equity from Total Stockholders’ Equity — Permanent resulted in a reduction to Stockholders’ Equity of 12.4 % and 6% as of March 31, 2007 and December 31, 2006, respectively. Please revise this note or alternatively, include the following information in the “Pro Forma Data” section to state how you account for the temporary equity of Patapsco Bancorp that will be recorded in the consolidated balance sheet of Bradford Bancorp after giving effect to the merger:

•                                          State how the Company determined that the presentation requirements of ASR 268, Presentation in Financial Statements of Redeemable Preferred Stock are applicable to the ESOP shares with a Put Option;

•                                          Describe the consideration given to the relationship of the following accounting literature with ASR 268 to determine that the treatment of the ESOP shares as temporary equity is appropriate:

•                                          Paragraph 17 of SFAS 150.

•                                          FSP FAS 150-4, Issuers’ Accounting for Employee Stock Ownership Plans under SFAS 150, posted 11/07/03.

•                                          EIT 89-11, Sponsors’ Balance Sheet Classification of Capital Stock with a Put Option held by an ESOP, dated 12/14/89.

•                                          Footnote 18 to par. 31 of SFAS 122(R).

•                                          SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans.

Response to Comment No. 42:

In determining to present the ESOP shares subject to a put option as temporary equity, Patapsco Bancorp referred to ASR 268 and the accounting literature listed below.

Paragraph 17 of  SFAS 150  states that “This statement does not apply to obligations under share-based compensation arrangements if those shares are accounted for under … AICPA Statement of Position (SOP) 93-6, Employers Accounting for Employee Stock Ownership Plans.”  Since the shares in the Patapsco Bancorp ESOP are accounted for under SOP 93-6, Patapsco Bancorp determined that SFAS 150 does not apply.

FSP FAS 150-4 reaffirms paragraph 17 of SFAS 150 by stating that agreements to repurchase ESOP shares are not within the scope of SFAS 150 because those shares are accounted for under SOP 93-6 or its related guidance through the point of redemption.

Mr. William Friar
July 27, 2007

EITF 89-11 states that “securities held by an ESOP (whether or not allocated) must be reported outside of permanent equity if by their terms they can be put back to the sponsor for cash.”

Footnote 18 to paragraph 31 of SFAS 123(R) is also quite clear in stating “shares subject to mandatory redemption requirements or whose redemption is outside the control of the issuer are classified outside permanent equity.”

Paragraph .53(f) of SOP 93-6 states that the sponsor of the ESOP should disclose  “The  existence and nature of any repurchase obligation, including disclosure of the fair value of the shares allocated as of the balance sheet date, which are subject to a repurchase obligation.”

Patapsco Bancorp believes that all this guidance supports the classification of ESOP shares subject to put option in temporary equity.

See also responses to Comments No. 22 and No. 25.

Consolidated Financial Statements of Valley Bancorp, Inc., page F-76

Independent Auditor’s Report on Supplementary Information, page F-99

Comment No. 43:

Please explain to us why this audit report and related schedules are included in the Form S-1 considering it appears to be related to disclosure requirements of the Office of Thrift Supervision.

Response to Comment No. 43:

The audit report on supplementary information and related schedules have been removed.

Exchange Offer Prospectus Materials

When is the merger expected to be completed, page iii

Comment No. 44:

In the summary and in the body of the prospectus, please give the latest date certain to which the offering can go on and clarify that it may be extended beyond that date. Clarify that Patapsco Bancorp shareholders will not receive any shares or cash until after the conversion offering is completed.

Response to Comment No. 44:

The requested changes have been made.  See pages iii, 3 and 37 of the merger proxy statement.

Comment No. 45:

Where appropriate, disclose whether current Patapsco shareholders will be able to sell their shares prior to the exchange and, in the body of the prospectus, describe the consequences for those who buy shares between the time of the vote and the exchange.

Mr. William Friar
July 27, 2007

Response to Comment No. 45:

The requested changes have been made.  See pages ii and 29 of the merger proxy statement.

Interests of Officers and Directors…, page 4

Comment No. 46:

Please quantify the principal amounts involved. For example, disclose the aggregate amount of stock option proceeds. Provide similar quantification beginning on page 32.

Response to Comment No. 46:

The requested changes have been made.  See pages 5 and 34 of the merger proxy statement.

Background of the Merger, page 14

Comment No. 47:

You seem to have used the wrong date in the sixth paragraph on page 16. Please revise.

Response to Comment No. 47:

The requested change has been made.  See page 16 of the merger proxy statement.

Comment No. 48:

Please disclose whether Sandler O’Neill treated Bradford the same as any other company interested in acquiring Patapsco. If it did not, describe this situation in the filing.

Response to Comment No. 48:

The requested changes have been made.  See page 17 of the merger proxy statement.

Tax Consequences of the Merger, page 29

Comment No. 49:

Clarify at the last paragraph on page 29 that shareholders may want to consult a tax advisor regarding their own, particular circumstances. They are entitled to rely upon the disclosure in the filing.

Response to Comment No. 49

The requested changes have been made.  See page 31 of the merger proxy statement.

Mr. William Friar
July 27, 2007

Exhibits

Comment No. 50:

File the form of proxy as an exhibit item.

Response to Comment No. 50:

The form of proxy has been filed.  See Exhibit 99.5.

Opinions, Exhibits 5.1, 8.1 and 8.2

Comment No. 51:

Please provide the actual opinions rather than the forms of opinion.

Response to Comment No. 51:

The executed opinions have been filed.  See Exhibits 5.1, 8.1, 8.2 and 8.3.

Exhibit 8.1

Comment No. 52:

Please revise to indicate that the statements and representations, referenced in the second paragraph were factual statements and representations, or advise.

Response to Comment No. 52:

The requested changes have been made.  See Exhibits 8.1 and 8.2.

General — Accounting

Comment No. 53:

Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

Response to Comment No. 53:

The comment is noted.

Comment No. 54:

Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.

Mr. William Friar
July 27, 2007

Response to Comment No. 54:

Updated consents of the independent accountants have been filed.  See Exhibits 23.2, 23.3, 23.4 and 23.5.

Comment No. 55:

Please consider including a “Recent Developments” section in the forepart of the registration statement to update the financial information of the registrant and the proposed acquisition for any material changes in their financial condition, results of operations and performance, capital and asset quality ratios related to their most recent interim financial statements.

Response to Comment No. 55:

Recent Development sections have been included in the prospectus.  See both sections beginning on page 28.

*  *  *  *  *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (202) 686-4921.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

cc:	Edwin Adames, SEC
John Nolan, SEC
David Lyon, SEC
Dallas R. Arthur, Bradford Bancorp, Inc.
Michael J. Dee, Patapsco Bancorp, Inc.
Gary R. Bronstein, Esq.